June 15, 2018

Renee Gala
Chief Financial Officer
Theravance Biopharma, Inc.
PO Box 309
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands, KY1-1104

       Re: Theravance Biopharma, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
           File No. 001-36033

Dear Ms. Gala:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes To Consolidated Financial Statements
3. Collaborative Arrangements
Janssen Biotech , page 12

1. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment as revenue within your condensed consolidated statements of operations and as a contract liabilities described as "deferred revenue" and long-term deferred revenue" within your condensed consolidated balance sheets. If you are following ASC 606, explain why you believe you are within its scope. Alternatively,
 Renee Gala
Theravance Biopharma, Inc.
June 15, 2018
Page 2
         explain your basis for analogizing to ASC 606 or other accounting you have followed.
         Address in your analysis how your assertion on page 9 that you do not consider performing research and development services to be a part of your ongoing and central operations was considered in your accounting treatment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameRenee Gala
Comapany NameTheravance Biopharma, Inc.
                                                             Division of
Corporation Finance
June 15, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName